RECEIVED
2007 JAN 23 A 7:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

Smiths Group plc

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

12 January 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

SUPPL

Your ref : 82-34872

07020470

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

PROCESSED
JAN 2 5 2007
THOMSON FINANCIAL

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

20 DECEMBER 2006 TO 12 JANUARY 2007

300	21/12/2006 : 07:00:00	Smiths Group PLC - Total Voting Rights
301	09/01/2007 : 16:29:00	Smiths Group PLC - Holding(s) in Company
302	09/01/2007 : 16:35:00	Smiths Group PLC - Holding(s) in Company

Regulatory Announcement

Go to market news section

Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Total Voting Rights
Released	07:00 21-Dec-06
Number	3941O

smiths

20 DECEMBER 2006

SMITHS GROUP PLC – VOTING RIGHTS AND SHARE CAPITAL

TRANSPARENCY DIRECTIVE TRANSITIONAL PROVISION 6

TOTAL VOTING RIGHTS = 569,816,445

On 20 December 2006 the issued share capital of Smiths Group plc comprised 569,816,445 ordinary shares of 25p each nominal value, all of which have been admitted to the Official List of the FSA and admitted to trading on the London Stock Exchange. Each share has one vote on a poll. Smiths Group plc does not hold any shares in treasury.

Therefore, the total number of voting rights in Smiths Group plc is 569,816,445, which number should be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they determine if they are required to notify their interest in or a change to their interest in the share capital of Smiths Group plc under the FSA's Disclosure and Transparency Rules.

Note: Future changes to the number of shares and voting rights in issue will be announced, via a Regulatory Information Service, in accordance with FSA requirements, and will show the latest denominator to be used for calculations required by the FSA's Disclosure and Transparency Rules.

END

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	16:29 09-Jan-07
Number	2469P

9 JANUARY 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest:

   (A) FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND

   (B) FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   NOTIFICATION ON BEHALF OF FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR EDWARD C JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED, OF DISCLOSABLE INTERESTS ARISING UNDER S208(4)(b) OF THE COMPANIES ACT 1985.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

SHAREHOLDER	*SHARES*
STATE STREET HONG KONG	11,700
STATE STREET BANK AND TR CO	333,088
BNP PARISBAS, PARIS	333,500
BANK OF NEW YORK EUROPE LDN	2,921,400
TRUST & CUST SRVCS BK LTD, TOKO	20,260
NOMURA TRUST AND BANKING	39,600
MASTER TRUST BANK OF JAPAN	76,900
NORDDEUTSCHE LANDERSBANK	7,800
ING LUXEMBORUG	20,300
STATE STR BK AND TR CO LNDN (S	21,400
NORTHERN TRUST CO	42,900
NORTHERN TRUST LONDON	71,200
JP MORGAN, BOURNEMOUTH	119,800
BROWN BROS HARRIMAN LTD LUX	2,001,344
JP MORGAN, BOURNEMOUTH	4,134,478
BERMUDA TRUST FAR EAST HK	250,393
JP MORGAN, BOURNEMOUTH	7,054,783
MELLON BANK NA	17,300
MELLON BANK NA	22,900
BANK OF NEW YORK	25,650
NORTHERN TRUST LONDON	57,200
STATE STREET BANK AND TR CO	82,700
NORTHERN TRUST CO	95,300
BROWN BROS HARRIMAN AND CO	1,329,700
JPMORGAN CHASE BANK	4,371,500

ROYAL TRUST -TORONTO	20,719
CIBC MELLON TRUST	99,090
JPMORGAN CHASE	275,100
BANK OF NEW YORK	296,600
MELLON BANK NA	403,524
NORTHERN TRUST CO	740,200
STATE STREET BANK AND TR CO	1,569,463
DEXIA PRIVATBANK	5,200
JPMORGAN CHASE BANK	28,200
CHASE MANHTTN BK AG FRNKFRT (S	51,000
MIDLAND SECURITIES SERVICES	121,640
BANKERS TRUST LONDON	215,080
HSBC BANK PLC	267,000
BANK OF NEW YORK BRUSSELS	610,169
MELLON BANK	709,100
STATE STR BK AND TR CO LNDN (S	1,045,649
JP MORGAN, BOURNEMOUTH	1,898,200
NORTHERN TRUST LONDON	1,955,030
JP MORGAN, BOURNEMOUTH	278,400

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 9 JANUARY 2007

12. Total holding following this notification: 34,052,460 SHARES

13. Total percentage holding of issued class following this notification*: 5.97%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT, 020 8457 8229

16. Name and signature of duly authorised officer of the listed company responsible for making this notification: NEIL BURDETT

17. Date of notification: 9 JANUARY 2007

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

Close

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	16:35 09-Jan-07
Number	2478P

smiths

9 JANUARY 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest:

   FRANKLIN RESOURCES, INC. AND ITS AFFILIATES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   NOTIFICATION ON BEHALF OF FRANKLIN RESOURCES, INC. AND ITS AFFILIATES ON BEHALF OF CLIENTS

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

SHAREHOLDER	*SHARES*
BANK OF NEW YORK, LONDON	613,881
JPMORGAN CHASE BANK, LONDON	21,336,724
CITIBANK NA, LONDON	387,799
CLYDESDALE BANK PLC	480,490
EUROCLEAR BANK SA, BRUSSELS	27,000
GOLDMAN SACHS SECS NOMINEES	1,376,000
HSBC BANK PLC, LONDON	360,929
MELLON BANK NA, LONDON	2,640,629
NORTHERN TRUST CO	1,499,245
ROYAL TRUST CORP OF CANADA, LONDON	947,699
STATE STREET BANK, LONDON	3,756,442

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 9 JANUARY 2007

12. Total holding following this notification: 33,426,838 SHARES

13. Total percentage holding of issued class following this notification*: 5.86%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT, 020 8457 8229

16. Name and signature of duly authorised officer of the listed company responsible for making this notification: NEIL BURDETT

17. Date of notification: 9 JANUARY 2007

* *any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

Close

DOCUMENTS FILED WITH COMPANIES HOUSE

20 DECEMBER 2006 TO 12 JANUARY 2007

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

Form 403a (Declaration of satisfaction of a mortgage or charge)

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
15	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	14,507		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	790p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 14,507
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **14,507**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 12/01/2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/AL/13088	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	18	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,054	6,400	7,975
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	765p	750p	790p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 31,596
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 31,596

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 12/01/2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/E13115	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11,167		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	669p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 12/01/2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E13115 Tel: 01903 833874

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	456		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	805.07p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Bernard Brian Shaw	Class of shares allotted	Number allotted
Address	12 Trevose Close, Gosport, Hampshire.	Ordinary	456
Postcode	PO13 0NG		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**456**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________ **Date** 08/01/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

RECEIVED

Return of Allotment of Share:

ɈFPO83

ɔmpany Number

137013

ɔmpany name in full

SMITHS GROUP PLC

1 of 1

ıares allotted (including bonus shares):

	From			To		
te or period during which ɜres were allotted *shares were allotted on one date er that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	20	12	2006			

ɜss of shares *dinary or preference etc)*	Ordinary	Ordinary	
mber allotted	277	646	
minal value of each share	25p	25p	
ıount (if any) paid or due on each ɜre *(including any share premium)*	608.00p	554.00p	

t the names and addresses of the allottees and the number of shares allotted to each overleaf

he allotted shares are fully or partly paid up otherwise than in cash please state:

hat each share is to be ɜted as paid up			

ısideration for which shares were allotted
; information must be supported by luly stamped contract or by the duly ıped particulars on Form 88(3) if the ract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name	Mr Irvine Campbell	Class of shares allotted	Number allotted
Address	131 Angus Avenue, Glasgow, Lanarkshire.	Ordinary	305
Postcode	G52 3HB		
Name	Mrs Carolyn Louise Dixon	Class of shares allotted	Number allotted
Address	9 Rathlin Close, Pendeford, Wolverhampton, West Midlands.	Ordinary	341
Postcode	WV9 5RP		
Name	Mrs Janice Elizabeth Morey	Class of shares allotted	Number allotted
Address	22 Orchard Grove, Netley Abbey, Southampton, Hampshire.	Ordinary	277
Postcode	SO31 5FP		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**923**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

ɪned [signature] Date 20/12/06

\ director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

ase give the name, address,
phone number and, if available,
X number and Exchange of the
son Companies House should
tact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
Date	21	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	15,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	654p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 15,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **15,000**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 10.01.2007

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/13282 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	03	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	777	1,023	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	608.00p	554.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Ian Andrew Duce	Class of shares allotted	Number allotted
Address	16 Windmill Road, Cookham, Berkshire.	Ordinary	222
Postcode	SL6 9NE		
Name	Mrs Wilma Rebecca Plasted	Class of shares allotted	Number allotted
Address	36 Ryder Close, Bovingdon, Hertfordshire.	Ordinary	555
Postcode	HP3 0HY		
Name	Mr John Fitzgerald	Class of shares allotted	Number allotted
Address	98 Langley Way, Watford, Hertfordshire.	Ordinary	341
Postcode	WD17 3EE		
Name	Mrs Lisa Marie Harries	Class of shares allotted	Number allotted
Address	92 Long Eights, Northway, Tewkesbury, Gloucestershire.	Ordinary	682
Postcode	GL20 8QY		
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**1,800**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 03.01.2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8,607	7,870	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	661.23p	907.23p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	16,477
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**16,477**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 08/01/2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E13470 Tel: 01903 833874

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,000	68,600	6,300
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.54	£6.69	£7.50

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 10.01.2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/E13471	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	20,213	8,348	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£7.90	£8.585	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited (Desig:ESOS Part Id:142CN)	Class of shares allotted	Number allotted
Address: 20 Moorgate, London	Ordinary	112,461
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	112,461
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant [signature] **Date** 10.01.2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E13471 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	9,000	10,000	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 19,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **19,000**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] Date 09/01/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/AL/13504	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,000	16,000	3,006
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	750p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 10.01.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/SJK/E13546 Tel: 01903 833262

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	08	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,626		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	858.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 30,632
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **30,632**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant [signature] **Date** 10.01.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/SJK/E13546 Tel: 01903 833262

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	54,484	5,893	30,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	669p	790p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	90,377
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	90,377
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 12.01.2007

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E13620 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8,000	6,835	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	669p	790p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	14,385
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**14,385**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 12.01.2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/AL/E13633	Tel: 01903 833874
DX number	DX exchange

COMPANIES FORM No. 403a

M

Declaration of satisfaction in full or in part of mortgage or charge

403a

CHFP025

Please do not write in this margin

Pursuant to section 403(1) of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use	Company number
	00137013

Name of company

* Insert full name of company

* Smiths Group PLC

I, John Langston
of 765 Finchley Road, London, NW11 8DS.

† Delete as appropriate

[a director] XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX † of the above company, do solemnly and sincerely declare that the debt for which the charge described below was given has been paid or satisfied in (full) XXXX †

‡ Insert a description of the instrument(s) creating or evidencing the charge, eg 'Mortgage', 'Charge', 'Debenture' etc.

Date and Description of charge ‡ Legal Charge dated 25/06/2002

§ The date of registration may be confirmed from the certificate

Date of Registration § 27/06/2002

Name and address of [chargee] XXXXXXXXXXXXXXXXXXXXXXXXXX †
The Law Debenture Trust Corporation PLC (as Trustee)
Fifth floor, 100 Wood Street, London EC2V 7EX

ø Insert brief details of property

Short particulars of property charged ø
Freehold property being Aerospace Works, Cheltenham Road, Bishops Cleeve, Gloucestershire being in part registered (with other land) under title number GR148259

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act 1835.

Declared at 765 FINCHLEY ROAD
LONDON NW11 8DS

Declarant to sign below
J. Langston

	Day		Month		Year			
on	1	0	0	1	2	0	0	7

before me

A ~~Commissioner for Oaths~~ or Notary Public ~~or Justice of the Peace or Solicitor having the powers conferred on a Commissioner for Oaths~~ RICHARD ROSSER. NOTARY PUBLIC LONDON

Presentor's name, address and reference (if any):

For official use
Mortgage section | Post room

BK:5056657